EXHIBIT 99.1

SHANGHAI CENTURY ACQUISITION CORPORATION
ANNOUNCES PROPOSED SHARE AND WARRANT DIVIDEND TO PUBLIC SHAREHOLDERS
FOLLOWING ITS ACQUISITION AS WELL AS AMENDED TERMS OF ITS ACQUISITION AND
RESCHEDULES ANNUAL AND EXTRAORDINARY MEETING OF SHAREHOLDERS TO APRIL 28, 2008

Shanghai Century Acquisition Corporation (AMEX: SHA, SHA.U, SHA.WT) announced that it intends to pay a dividend on each outstanding share to its shareholders of record before May 31, 2008 (excluding certain persons who are insiders and who are anticipated to own approximately 80% of the outstanding shares following the completion of Shanghai Century’s acquisition), consisting of one share and a warrant to purchase one share. The stock dividend would result in a proportional adjustment to the number of shares issuable upon exercise of Shanghai Century outstanding warrants and a proportional decrease in the exercise price.

Shanghai Century also announced today that it was amending the terms of its acquisition of 100% of the outstanding shares of Asia Leader Investments Limited (“Asia Leader”), which owns 67% of the outstanding equity of New Goal International Limited (“New Goal”), for $300,000 plus a commitment to make a contribution to the capital of New Goal pursuant to the terms of a Joint Venture Agreement between Asia Leader, RAD International Investments Limited (“RAD”) and Kevin Ma. After further negotiations between Shanghai Century, RAD and Kevin Ma, the parties have agreed to reduce Asia Leader’s capital contribution to New Goal under the Joint Venture Agreement to $10 million and confirmed its intention to concurrently exercise an option to purchase the remaining 33% of New Goal (the “Acquisition”).

Under the original terms of agreement between Shanghai Century and the shareholder of Asia Leader, Shanghai Century would acquire the shares of Asia Leader in consideration for $300,000 plus a commitment to contribute up to $70 million to the capital of New Goal pursuant to the terms of the Joint Venture Agreement and to concurrently exercise an option to purchase RAD’s 33% equity interest in New Goal. The original capital contribution represented the purchase price for certain equipment being purchased for New Goal under supply contracts. In order to compensate for the shortfall created by the reduction in the capital contribution, the Joint Venture Agreement will be amended to provide that RAD will cause its operating subsidiary to arrange for the financing of the purchase price under the supply contracts and/or securing the necessary amendments to the supply contracts to defer payment of the purchase price until a later date. In consideration for securing such financing and the necessary amendments to the supply contracts, Shanghai Century will issue RAD 12 million shares.

Shanghai Century also announced its intention to purchase up to approximately 5.3 million of its outstanding shares from no more than 10 pre-determined shareholders of record on March 27, 2008, for an aggregate purchase price of up to approximately $42 million in exchange for such shareholders agreeing to vote in favor of, or to change their vote to vote in favor of, the proposals presented at the shareholders’ meeting. Shanghai Century will use the funds held in the trust account established in connection with Shanghai Century’s initial public offering to make these repurchases. Shanghai Century expects that these repurchases will be made through block trades on the open market from such limited number of pre-determined sellers. Shanghai Century is not making a general offer to repurchase the shares held by its shareholders.

Shanghai Century also announced that the Joint Venture Agreement will be amended to provide that Kevin Ma has until 12:00PM New York time on Friday, April 25, 2008 to exercise an option not to proceed with the closing of the transactions set forth in the Joint Venture Agreement in the event that Shanghai Century will not have at least $20 million in cash upon consummation of the Acquisition to fund a further capital contribution to New Goal. In the event such option is exercised, Shanghai Century would not be able to consummate the Acquisition and would be required to liquidate and dissolve pursuant to the terms of its amended and restated articles of association.

In addition, Shanghai Century announced today that it would amend certain terms of the Employment Agreement with Kevin Ma, which is to take effect upon consummation of the Acquisition. Under the revised employment agreement, Mr. Ma and his management team will be entitled to receive 4 million warrants in 2008 with a pro rata increase up to 50% and no minimum decrease if New Goal achieves net after tax income of $10 million for the eight-month period May 1 to December 31, 2008, 2 million shares with a pro rata increase or decrease up to 25% in each of 2009 and 2010 if New Goal achieves net after tax income of $25 million and $43 million for 2009 and 2010, respectively.

Finally, Shanghai Century announced today that an Annual and Extraordinary Meeting of Shareholders scheduled to be convened on Thursday, April 24, 2008 at 10:00 a.m., will be postponed until Monday, April 28, 2008 at 10:00 a.m., New York time as Shanghai Century continues to seek proxies. The April 28, 2008, meeting will take place at its original location, the offices of Loeb & Loeb LLP, 345 Park Avenue, 18th Floor, New York, New York 10154.

About Shanghai Century Acquisition Corporation

Shanghai Century Acquisition Corporation was formed for the purpose of acquiring, through a share exchange, asset acquisition or other similar business combination, or control through contractual arrangements, an operating business having its primary operations in China. In April 2006 the Company raised US$115 million through an initial public offering on the American Stock Exchange. Shanghai Century Acquisition Corporation’s principal offices are in Hong Kong.

Contact:

Karen Smith, Advantage Proxy
1-800-238-3410, ext. 34.
ksmith@advantageproxy.com